LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL:
LANTHONY@LEGALANDCOMPLIANCE.COM

February 27, 2007

VIA ELECTRONIC EDGAR FILING

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Mail Stop 4561
Attn: Barbara C. Jacobs, Assistant Director

RE:	Digital Learning Management Corp.
Revised Information Statement on Schedule 14C
Filed February 1, 2007
File No.: 0-26293

Dear Ms. Jacobs:

This letter shall serve as a follow up to my telephone conversation with Jeffrey Werbitt and as a further response to your comment 1 in both your correspondence dated January 19, 2007 and February 16, 2007.

The Company strongly believes that it satisfies the exemption from the proxy registration rules found in Rule 14a-2(b)(2). In particular, any solicitation was made By Mr. Umesh Patel and Mr. Brad Stewart on their own behalf for the purpose of assisting in the proposed Yongxin transaction.

As set forth in the Schedule 14C Information Statement, on December 21, 2006, the following shareholders, who collectively owned approximately 65.07% of our common stock, consented in writing, in lieu of a meeting, to the proposed actions:

Name	Shares	Percentage
1. Umesh Patel	18,777,808	28.48%
2. Al Jinnah	3,306,117	5.02%
3. Linear Group, LLC	3,000,000	4.60%
4. Clayton Duxbury	3,000,000	4.60%
5. Digital Learning Management	603,000	0.90%
6. Shokan Environmental	3,000,000	4.60%
7. TMD Consulting	3,000,000	4.60%
8. Faisel Khan	4,845,000	7.40%
9. Osman Khan	3,045,291	4.60%
10. Brad Stewart	180,000	0.27%
Total	43,307,216	65.07%

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
February 27, 2007

The identity and relationship of each such shareholder is as follows:

•	Umesh Patel is the Company’s president and a director.
•	Al Jinnah is the Company’s secretary and a director.
•	Linear Group, LLC is owned by Brad Stewart (see below)
•	Clayton Duxbury is a private investor and associate of Mr. Brad Stewart.
•	Digital Learning Management-is a subsidiary of the Company whose common stock is voted by the Board of Directors of the Company.
•	Shokan Environmental - Brad Stewart is an officer of Shokan. He told them about the opportunity with Digital Learning Management.
•	TMD Consulting is owned by Brad Stewart (see below).
•	Faisel and Osman Kahn were original shareholders of Digital before it went public and have remained close associates with Umesh Patel since then.
•
Brad Stewart individually and through his companies (Linear Group and TMD consulting) has been an investor in Digital for about 3 years now. Umesh Patel sometimes consults with Mr. Stewart about business decisions. A contact person of Mr. Stewart at one of Digital's vendors firm introduced Yongxin to Messrs. Patel and Stewart whereupon Mr. Stewart assisted with some of the details of the transaction.

        An exemption to the proxy registration rules is found in Rule 14a-2(b)(2), which permits a person (including board members) to solicit stockholders without having to comply with all of the proxy registration rules “where the total number of persons solicited is not more than ten.” 17 C.F.R. § 240.14a-2(b)(2). See, Crouch v. Prior, 905 F. Supp. 248, 255 (Dist. Court of the Virgin Islands, 1995).

The court summed-up the primary violation in Crouch by stating that the “Member of corporation's board of directors violated federal securities laws by soliciting proxy consents from more than ten persons without complying with proxy registration requirements.”(emphasis added). Crouch at 248. Accordingly, the Court did not address as a violation the solicitation by a current member of the board of directors nor did it (or the plaintiff for that matter) raise the argument that a director can only solicit on behalf of the registrant, not himself personally. Thus, a solicitation by a director or other insider does not, in and of itself, violate the ten person exemption under Rule 14a-2(b)(2).

In this case Mr. Brad Stewart and Mr. Umesh Patel have solicited on their behalf and accordingly, the solicitation should be exempt. In particular, Mr. Brad Stewart has been an investor in the Company for several years and over such period of time has invested a substantial amount of money, both individually and through his entities. Moreover, Mr. Stewart has invested a substantial amount of time, consulting with and assisting Mr. Patel with the business. Mr. Stewart has a vested personal interest in the success of the business as a going concern. As reported in the Company’s financial statements, the Company’s financial condition is precarious. The Company has liabilities far in excess of its assets and continues to incur operating losses. Mr. Stewart introduced Yongxin to the Company. Mr. Stewart’s individual belief is that survival of the Company is dependent on the consummation of a transaction with Yongxin. Accordingly, Mr. Stewart, based on his own belief, consented to the transaction and solicited the consent of the Board of Directors, including Mr. Patel and Mr. Jinnah, entities which he controls (TMD and Linear Group), those he is associated with (Shokan environmental) and his associate Clayton Duxbury.

In addition, Mr. Patel is both the single largest shareholder in the Company and a Director. He works full time on the business of Digital Learning. He is also quite aware of the financial condition of the Company. As set forth in the Schedule 14C Information Statement, upon consummation of the Yongxin transaction, Digital Learning will remain an operating subsidiary. Mr. Patel individually and on his own behalf, believes that this presents the best opportunity to attain value for his share ownership and to maintain continued employment. Accordingly, Mr. Patel, on his own behalf, solicited the original shareholders and his close friends Faisel and Osman Kahn. Mr. Patel, together with Mr. Stewart, also solicited Mr. Jinnah.

Based on the application of the foregoing authority to the facts at hand, Digital has the authority to file a Schedule 14C Information Statement.

We look forward to your reconsideration of your comment 1 in light of the foregoing.

Legal & Compliance, LLC

By: /s/ Laura Anthony
       Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
February 27, 2007
Page